

July 14, 2009

Via Facsimile (212) 504-6666 and U.S. Mail
Dennis J. Block, Esq.
Cadwalader Wickersham & Taft, LLP.
One World Financial Center
New York, NY 10281

> **Re: The Children's Place Retail Stores, Inc.**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed July 7 and 8, 2009 by Ezra Dabah, et al.**
> **File No. 0-23071**

Dear Mr. Block:

We have conducted a limited review of the filings listed above and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials filed July 7 and 8, 2009

1.   Please ensure that future filings provide balanced disclosure. For example, you highlight the recent stock price declines of the company's stock without providing acknowledgement of external factors related to overall recent market volatility and declines that could have equally contributed to the decline in the share price. In future filings, please include an acknowledgement of the other non-management-related factors that could have contributed to the decline.

2.   You disclose on page 7 of the presentation filed on July 7, 2009 that the Committee's nominees will work with the Board and management to increase shareholder value. Please ensure that all future soliciting materials consistently acknowledge that there can be no assurance that the nominees, if elected, will be capable of producing improvements in shareholder value.

Closing Comments

Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions